SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa Expands Leadership Team
Sandro Gamba to be elected as Real Estate Development Officer; Luiz Carlos Siciliano appointed to increased role of Marketing and Sales Officer

FOR IMMEDIATE RELEASE - São Paulo, February 07th, 2011 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today announced the expansion of its leadership team and the appointment of Sandro Gamba as Real Estate Development Officer.

Sandro Gamba, 35, with over 15 years at Gafisa, most recently as the head of business development for Gafisa and Tenda in the São Paulo region, has significant institutional knowledge and oversaw the growth of the Company’s largest region which accounted for R$ 1.16 billion in launches (48% of Gafisa´s and Tenda´s launches) and R$ 1.15 billion in sales (49% of Gafisa´s and Tenda´s sales) during the first three quarters of 2010.

Previously, he served Gafisa in a number of senior roles in the São Paulo region, including head of business development for Gafisa, director and manager of prospecting land. Mr. Gamba holds a degree in civil engineering from Mackenzie University, advanced degrees in engineering and real estate management from the University of São Paulo and Fundacão Armando Alvares Penteado, and an executive MBA from IBMEC. Mr. Gamba succeeds Antonio Carlos Ferreira Rosa who is departing the Company, as its Real Estate Development Officer.

Gafisa also notes that Luiz Carlos Siciliano, 46, has been appointed to the newly created role of Marketing and Sales Officer. Mr. Sicilano brings considerable sales and marketing managerial expertise to his newly expanded role from both his tenure at Gafisa as well as from his prior professional experiences. He has served the Company since 2005, as head of business development in the state of Rio de Janeiro and director of Sales and marketing. Prior to joining Gafisa, Mr. Siciliano worked at AMBEV from 1992 to 2004 in positions of increasing responsibility, and he holds MBA degrees from IBMEC and Pontifícia Universidade Católica (PUC) in Rio de Janeiro.

"We are extremely pleased that Sandro Gamba is joining our senior leadership team during this important period of continued expansion and development of our diversified homebuilding business. He brings deep operational, strategic, and business development experience that will be invaluable as we execute our business plan going forward. Luiz Carlos Siciliano has also proven his ability as an excellent marketer and sales director and we are pleased to expand his responsibilities going forward. We also want to thank Antonio Carlos Ferreira for his years of outstanding service to Gafisa and wish him all the best in his new endeavors," said Wilson Amaral, CEO, Gafisa, S.A.

About Gafisa
Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 56 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Luiz Mauricio Garcia
Investor Relations
Phone: +55 11 3025-9297/9242/9305
Fax:+55 11 3025-9348
ir@gafisa.com.br

Media Relations (Brazil)
Patricia Queiroz
Maquina da Notícia Comunicação Integrada
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
Email: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 07, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer